Exhibit 99.1

GOLD ROYALTY REPORTS RECORD THREE AND NINE-MONTH RESULTS WITH CONTINUED STRONG CASH FLOW AND EARNINGS GROWTH

Vancouver, British Columbia – November 4, 2026 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for the three and nine months ended September 30, 2026. All amounts are expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “Each quarter, Gold Royalty continues to achieve record production, earnings and cash flows from a portfolio of world-class, long-life royalty and streaming assets in established mining jurisdictions. We look forward to tremendous free cash flow growth and the prospect of cash returns to shareholders driven by our industry-leading, accelerating production growth from key mines including at Odyssey, Côté, Vareš, REN, South Railroad, Granite Creek, and the restart of Jerritt Canyon, all of which are included within a well-diversified and growing portfolio of cash-flowing royalties and streams. In addition, we continue to see upside from the expansion opportunities being considered by our operating partners at key assets such as Odyssey, Borborema, and Borden and increases in estimated resource from enhanced exploration investments by our partners within our portfolio of over 260 royalties.”

Third Quarter 2026 Highlights

●	The Company remains on track to achieve its previously announced annual guidance of 7,500 - 9,300 GEOs in 2026. As at September 30, 2026 we have achieved 76% of the midpoint of our full-year guidance range.
●	Record revenue of $10.2 million, an increase of approximately 147%, and Total Revenue, Land Agreement Proceeds and Interest* of $11.5 million, an increase of approximately 151%, with GEOs* increasing by approximately 103% to 2,689 GEOs*, in each case when compared to the third quarter of 2025
●	Adjusted EBITDA* of $9.0 million (net income of $3.8 million), approximately 256% higher than the same period in 2025
●	Ended the quarter with approximately $21.0 million of cash and cash equivalents, no debt and a fully undrawn $125 million revolving credit facility, with an accordion feature allowing for up to an additional $25 million in availability, subject to certain conditions
●	Continued to accretively deploy capital through disciplined growth. In the third quarter the Company acquired NSR royalties on the Sterling project and a portion of the Granite Creek mine for $0.8 million, both in Nevada, USA

* Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, and GEOs (“Gold Equivalent Ounces”) are non-IFRS measures and do not have a standardized meaning under IFRS. See “Non-IFRS Measures” below.

Selected Financial Highlights

The following table sets forth selected financial information for the three and nine months ended September 30, 2026

	For the three months ended September 30		For the nine months ended September 30
	2026	2025	2026	2025
(in thousands of dollars, except per share and GEOs amounts)	($)	($)	($)	($)
Revenue	10,246	4,148	24,156	11,109
Net income (loss)	3,838	(1,133)	7,392	(3,210)
Net income (loss) per share, basic and diluted	0.02	(0.01)	0.03	(0.02)
Cash provided by operating activities	7,499	2,438	15,696	5,994
Non-IFRS
Total Revenue, Land Agreement Proceeds and Interest(1)	11,473	4,573	28,768	12,562
Adjusted EBITDA(1)	8,957	2,517	21,555	6,553
Adjusted Net Income (Loss)(1)	3,891	(415)	8,954	(1,727)
Adjusted Net Income (Loss) Per Share, basic and diluted(1)	0.02	(0.00)	0.04	(0.01)
GEOs(1)	2,689	1,323	6,366	3,918
Statement of Financial Position
Total assets	857,794	740,246	857,794	740,246
Total non-current liabilities	122,311	177,217	122,311	177,217

Note:

1)	Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Per Share, basic and diluted and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See “Non-IFRS Measures” below for further information.

Portfolio Update

Borborema Mine (2.75% NSR - includes 50% share of the 1.5% royalty held through Borborema LP; “Borborema”): On October 2, 2026, Aura Minerals Inc. (“Aura”) announced the transition from third-party contractor to in-house fleet operation and maintenance at several assets including Borborema, with the transition targeted for January 2027. On October 9, 2026 Aura reported preliminary results for the third quarter 2026 including record quarterly production at Borborema and 60% higher than the previous quarter at 22,842 GEOs. The increase was driven by higher grades, reflecting access to higher-grade areas consistent with the mine plan.

For further information see Aura’s news releases dated October 2, 2026 and October 9, 2026, available under its profile on www.sedarplus.ca.

Canadian Malartic / Odyssey Mine (3.0% NSR, partial royalty coverage; “Odyssey”): On July 29, 2026, Agnico Eagle Mines Limited (“Agnico Eagle”) reported that the first phase of shaft sinking was completed in July 2026, reaching a depth of 1,586 metres. Activities will transition to the headframe change-over and completion of the first loading station, which remains on schedule, to support first production through Shaft #1 in the second quarter of 2027. Exploration drilling continued to yield positive results in multiple areas of the Odyssey mine, including 13.7 g/t gold over 14.6 metres in the newly-defined Artemis zone within the internal zones of the Odyssey deposit. On October 28, 2026, Agnico Eagle reported that the second phase of shaft sinking is expected to commence in 2029 and be completed in 2031 extending the shaft to the final planned depth of 1,870 meters. Agnico Eagle disclosed that it is continuing to evaluate the potential of a second shaft at Odyssey, with current work focused on mine design, planning and geotechnical analysis to determine the optimal mining rate at the East Gouldie deposit, with Agnico Eagle expecting to submit a decree modification application in the first quarter of 2027, with the permitting process expected to take approximately 18 months. For further information see Agnico Eagle’s news releases dated July 29, 2026 and October 28, 2026, available under its profile on www.sedarplus.ca.

Cozamin Mine (1.0% NSR, partial royalty coverage; “Cozamin”): On July 30, 2026, Capstone Copper Corp. (“Capstone”) noted that Cozamin production was consistent with the planned mine sequence and the operation is trending towards the upper end of its 2026 guidance range on strong performance. Production in 2026 is expected to be consistently weighted throughout the year.

On September 21, 2026 Capstone announced the sale of Cozamin to Luca Mining Corp. for up to $385 million in total consideration. The transaction is expected to close in the fourth quarter of 2026, subject to the completion of customary conditions and regulatory approvals, including stock exchange and Mexican National Antitrust Commission approval.

For further information see Capstone’s news releases dated July 30, 2026 and September 21, 2026, available under its profile on www.sedarplus.ca.

Granite Creek Project (10.0% NPI and 0.5% NSR, partial royalty coverage; NPI subject to a 120,000 oz gold production hurdle; “Granite Creek”): In a news release dated September 21, 2026, i-80 Gold Corp. (“i-80”) announced the results of an NI 43-101 feasibility study and initial mineral reserves for Granite Creek Underground. i-80 stated that production is currently ramping up at Granite Creek Underground and is expected to be between 30,000 and 40,000 ounces of gold in 2026.

In a news release dated October 14, 2026, i-80 reiterated its near-term focus on ramping up Granite Creek Underground and refurbishing Lone Tree. i-80 also announced the revision of the sequencing of its longer-term projects, placing construction of the Granite Creek open pit after Mineral Point enters production.

For further information see i-80’s news releases dated September 21, 2026, and October 14, 2026, available under its profile on www.sedarplus.ca.

Jerritt Canyon Project (0.5% NSR; “Jerritt Canyon”): In its third quarter report released on October 8, 2026, First Majestic Silver Corp. (“First Majestic”) stated that Jerritt Canyon remained on track to resume production in the second half of 2027. Underground rehabilitation totaled 5,965 metres year-to-date, and development of certain stope access drives commenced during the third quarter. First Majestic stated that approximately 16,284 metres of drilling were completed during the quarter to support near-term mining targets and improve geological confidence. First Majestic also reported progress on plant engineering and restart mine planning, including selection of a vertical roller mill expected to begin arriving on site in the first half of 2027. For further information, see First Majestic’s third quarter report released October 8, 2026, available under its profile on www.sedarplus.ca.

REN Project (1.6875% NSR and 3.5% NPI; “REN”): In a news release dated August 10, 2026, Barrick Mining Corporation (“Barrick”) reported continued development of REN, including 605 metres of development at the West Barrel declines and advancement of the ventilation shaft to 100 metres below collar. Fan commissioning and the associated ventilation benefits are expected in the second quarter of 2027. Barrick stated that it continues to anticipate average annual gold production of approximately 140,000 contained ounces on a 100% basis once REN reaches full production in 2027. For further information see Barrick’s news release dated August 10, 2026, available under its profile on www.sedarplus.ca.

South Railroad Project (0.44% NSR, partial royalty coverage; “South Railroad ”) In a news release dated August 17, 2026, Equinox Gold Corp. (“Equinox”) announced receipt of a positive Record of Decision from the United States Bureau of Land Management, completing the federal environmental permitting process. Equinox stated that early works, earthworks and major civil construction had commenced and that applications for key state permits and water rights had been submitted. Equinox also stated that detailed engineering was 55.2% complete, that mining equipment was expected to begin arriving at year-end and that initial mining activities were scheduled for spring 2027.

In a news release dated October 13, 2026, Equinox reiterated that early works construction had commenced following the federal approval and that first gold production was planned for 2028. For further information see Equinox’s news releases dated August 17, 2026, and October 13, 2026, available under its profile on www.sedarplus.ca.

Vareš Mine (100% copper stream with ongoing payments of 30% of the spot copper price; “Vareš”): On October 1, 2026, DPM Metals (“DPM”) reported that the Constitutional Court of Bosnia and Herzegovina published its full decision on the outcome of the constitutional dispute between Bosnia and Herzegovina and the Federation of Bosnia and Herzegovina. The Court has set a six-month period to review challenged acts and take the necessary steps to bring the matter into conformity and set aside those acts that are found to not comply with the Law on the Temporary Prohibition of Disposal of State Property. DPM noted that its operations at Vareš continue to operate as normal. For further information see DPM’s announcement dated October 1, 2026, available under its profile on www.sedarplus.ca.

Royalty Generator Model Update

Our royalty generator model continues to generate positive results. We have generated 60 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model. We currently have 39 properties subject to land agreements and six properties under lease generating land agreement proceeds. The model continued to incur low operating costs to maintain our mineral interests in the third quarter of 2026.

2026 Outlook

The Company maintains its previously announced forecast of between 7,500 and 9,300 GEOs in 2026, which includes approximately 684 GEOs relating to land agreement proceeds credited against other mineral interests and interest payments, and is based on an assumed gold price of $5,150 per ounce, and an assumed copper price of $5.75 per pound.

Commodity prices will affect calculation of GEOs from copper (and other metals) stream and royalties and from land agreement proceeds and other payments. Please see our news release dated March 18, 2026 for a sensitivity table to illustrate the potential variability of our 2026 guidance to gold and copper metal prices.

Third Quarter 2026 Results Conference Call Details

A conference call will be held at 11:00 a.m. ET (8:00 a.m. PT) on Thursday, November 5, 2026 to discuss these results. To participate, please use one of the following methods:

Webinar: Click here

US and Canada (toll-free): 1-833-890-3060

International: 1-412-206-6408

The third quarter 2026 results presentation will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets & Sustainability

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein and the other disclosures of such operators. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: the Company’s outlook for 2026, including estimated future GEOs and contractual payments, expectations regarding the Company’s portfolio growth, the operations and/or development of the projects underlying the Company’s royalties, stream and other interests, including the estimates of the operators thereof and other statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s interests, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalties, stream and other interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, commodity price and counterparty risks, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; (ii) Adjusted EBITDA; (iii) Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted; and (iv) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These non-IFRS measures do not have any standardized meaning prescribed by IFRS Accounting Standards and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adjusting revenue for the impact of: land agreement proceeds credited against other mineral interests, interests earned on gold-linked loan, one-time adjustment related to the purchase of Pedra Branca Royalty, and royalty revenue earned through Borborema Royalty Limited Partnership (“Borborema LP”) joint venture. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three and nine months ended September 30, 2026 and 2025:

	For the three months ended September 30		For the nine months ended September 30
	2026	2025	2026	2025
(in thousands of dollars)	($)	($)	($)	($)
Royalty	7,258	1,635	20,427	4,732
Streaming	2,405	1,212	4,415	2,416
Advance minimum royalty and pre-production royalty	201	1,099	572	3,054
Land agreement proceeds	1,138	212	1,917	1,244
Interest income credited against gold-linked loan	471	415	1,437	1,116
Total Revenue, Land Agreement Proceeds and Interest	11,473	4,573	28,768	12,562
Land agreement proceeds credited against other mineral interests	(51)	(10)	(71)	(337)
Interest income credited against gold-linked loan	(471)	(415)	(1,437)	(1,116)
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	—	—	(1,284)	—
Royalty revenue earned through Borborema LP joint venture(2)	(705)	—	(1,820)	—
Revenue	10,246	4,148	24,156	11,109

Notes:

1)	Consist of portion of royalty payments which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.
2)	Represents our proportionate share of revenue from our 50.0022% interest in the Borborema LP joint venture, which holds an NSR on the Borborema mine.

Adjusted EBITDA

Adjusted EBITDA is determined by adjusting net income (loss) for the impact of: depletion, depreciation, finance costs, current and deferred tax expenses, land agreement proceeds credited against other mineral interests, interest income credited against gold-linked loan, one-time adjustment related to the purchase of Pedra Branca Royalty and royalty revenue earned through Borborema LP joint venture, transaction related and non-recurring general and administrative expenses(1), non-cash share-based compensation, share of loss in associate, dilution loss in associate, share of profit in joint venture, change in fair value of gold-linked loan, change in fair value of short-term investments, change in fair value of embedded derivative, foreign exchange loss (gain), loss (gain) on loan modification and other income. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods indicated:

3)	Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and nine months ended September 30, 2026, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to accounting advisory services.

	For the three months ended September 30		For the nine months ended September 30
	2026	2025	2026	2025
(in thousands of dollars)	($)	($)	($)	($)
Net income (loss)	3,838	(1,133)	7,392	(3,210)
Depletion	2,530	862	5,675	1,371
Depreciation	19	19	59	58
Finance costs	162	2,292	666	6,733
Current tax expense	16	—	160	118
Deferred tax expense (recovery)	1,550	(210)	3,450	(237)
Land Agreement Proceeds credited against other mineral interests	51	10	71	337
Interest income credited against gold-linked loan	471	415	1,437	1,116
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	—	—	1,284	—
Royalty revenue earned through Borborema LP joint venture(2)	705	—	1,820	—
Share of profit in joint venture(2)	(482)	—	(1,245)	—
Transaction related and non-recurring general and administrative expenses	112	78	193	179
Share-based compensation	566	561	2,016	1,903
Share of loss in associate	—	—	—	80
Dilution loss in associate	—	—	—	73
Change in fair value of gold-linked loan	57	(277)	(979)	(992)
Change in fair value of short-term investments	(495)	(207)	(562)	(180)
Change in fair value of embedded derivative	—	(133)	—	(413)
Foreign exchange (gain) loss	60	(91)	20	(39)
Loss (gain) on loan modification	—	—	500	(693)
Other (income) expense	(203)	331	(402)	349
Adjusted EBITDA	8,957	2,517	21,555	6,553

Notes:

1)	Consist of portion of royalty payments which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.
2)	Represents our proportionate share of revenue from our 50.0022% interest in the Borborema LP joint venture, which holds an NSR on the Borborema mine.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted

Adjusted Net Income (Loss) is calculated by adjusting net income (loss) for the impact of: land agreement proceeds credited against other mineral interests, interest income credited against gold-linked loan, one-time adjustment related to the purchase of Pedra Branca Royalty, accretion of convertible debentures, transaction related and non-recurring general and administrative expenses(1), share of loss in associate, dilution loss in associated, changes in fair value of embedded derivative, short-term investments and gold-linked loan, loss (gain) on loan modification, foreign exchange loss (gain) and other income. Adjusted Net Income (Loss) Per Share, basic and diluted, have been determined by dividing the Adjusted Net Income (Loss) by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net income (loss) to Adjusted Net Income (Loss), Per Share, basic and diluted for the periods indicated:

1)	Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and nine months ended September 30, 2026, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to accounting advisory services.

	For the three months ended September 30		For the nine months ended September 30
	2026	2025	2026	2025
(in thousands of dollars, except per share amount)	($)	($)	($)	($)
Net income (loss)	3,838	(1,133)	7,392	(3,210)
Land Agreement Proceeds credited against other mineral interests	51	10	71	337
Interest income credited against gold-linked loan	471	415	1,437	1,116
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	—	—	1,284	—
Accretion of convertible debentures	—	592	—	1,666
Transaction related and non-recurring general and administrative expenses	112	78	193	179
Share of loss in associate	—	—	—	80
Dilution loss in associate	—	—	—	73
Change in fair value of gold-linked loan	57	(277)	(979)	(992)
Change in fair value of short-term investments	(495)	(207)	(562)	(180)
Change in fair value of embedded derivative	—	(133)	—	(413)
Foreign exchange (gain) loss	60	(91)	20	(39)
Loss (gain) on loan modification	—	—	500	(693)
Other (income) expense	(203)	331	(402)	349
Adjusted Net Income (Loss)	3,891	(415)	8,954	(1,727)

Weighted average number of common shares
Basic	231,464,083	170,913,113	230,564,275	170,599,707
Diluted	238,421,481	170,913,113	239,929,495	170,599,707

Adjusted Net Income (Loss) Per Share
Basic	0.02	(0.00)	0.04	(0.01)
Diluted	0.02	(0.00)	0.04	(0.01)

Note:

1)	Consist of portion of royalty payments which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended March 31, 2025	2,865	3,577	1,249
For the three months ended June 30, 2025	3,279	4,412	1,346
For the three months ended September 30, 2025	3,456	4,573	1,323
For the nine months ended September 30, 2025	3,200	12,562	3,918

For the three months ended March 31, 2026	4,875	9,362	1,920
For the three months ended June 30, 2026	4,516	7,933	1,757
For the three months ended September 30, 2026	4,266	11,473	2,689
For the nine months ended September 30, 2026	4,552	28,768	6,366